L'ORÉAL

L'OREAL
International Financial Information Department

12th May, 2003



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal -- File No. 82-735

Ladies and Gentlemen:

L'Oréal hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Announcement in the BALO of 12th May, 2003

Very truly yours,

The International Financial Information Director

François ARCHAMBAULT

4,8 % par rapport au chiffre d'affaires pro forma (2) (a) du T1 2002 (incluant MobiNil).

– Le chiffre d'affaires réseau (6) du groupe a augmenté de 10,6 % sur le chiffre pro forma (2) (b) du T1 2002, (là encore, en incluant MobiNil et à taux de change constant) pour atteindre 3,92 milliards d'euros. A taux de change réel, l'augmentation du chiffre d'affaires réseau était de 5,9 % par rapport au chiffre pro forma (2) (a) du T1 2002 (incluant MobiNil) ;

– Le chiffre d'affaires réseau du segment du Reste du monde a augmenté de 24 % par rapport au T1 2002 (pro forma incluant MobiNil et à taux de change constant), pour atteindre 905 millions d'euros. Le chiffre d'affaires total du segment Reste du Monde a dépassé 1 milliard d'euros sur le trimestre ;

– Au niveau du groupe, le chiffre d'affaires réseau représente 92 % du chiffre d'affaires total ;

– La contribution des services non voix a augmenté de 29 % par rapport au T1 2002, pour atteindre 495 millions d'euros sur le trimestre, soit 12,6 % du chiffre d'affaires réseau du groupe (10,4 % au T1 2002).

— Revenus moyens annuels (4) : les tendances encourageantes observées auparavant au niveau de l'ARPU se sont poursuivies, avec une croissance du chiffre d'affaires à la fois voix et non voix.

France (3) : le rythme de diminution de l'ARPU en France a continué de ralentir, avec un revenu moyen annuel au T1 2003 de 375 €, en baisse de 3,4 % par rapport au T1 2002.

– L'ARPU contrat en France est de 552 € (contre 580 € au T1 2002) et l'ARPU prépayé est de 162 € (contre 172 €) ;

– L'ARPU des services non voix a augmenté de 21 % pour atteindre 35 € au cours de la période de douze mois prenant fin en mars 2003, représentant 9,3 % du chiffre d'affaires réseau. Pour le T1 2003 seul, le chiffre d'affaires généré par les services non voix d'Orange France représente 11,3 % du chiffre d'affaires réseau ;

– L'ARPU des services voix est de 340 € au cours de la période de douze mois prenant fin en mars 2003, soit une baisse de 5,3 % par rapport au T1 2002. Cette évolution s'explique notamment par la baisse des tarifs d'appels entrants imposée par le régulateur, alors que l'usage moyen annuel (8) a augmenté de 5,8 % (à 146 minutes par mois).

Royaume-Uni (7) : Le revenu moyen annuel par utilisateur a augmenté plus rapidement que jamais (+ 7,3 %) pour atteindre 263 £ contre 245 £ au T1 2002.

– L'ARPU contrat a augmenté de 3,9 % par rapport au T1 2002, pour atteindre 563 £, alors que l'ARPU prépayé a augmenté de 3,3 % pour atteindre 125 £. L'amélioration de la qualité de la base client est à l'origine du reste de la croissance de l'ARPU, la proportion des clients sous contrat augmentant en effet à 32 % ;

– La croissance annuelle de 18 £ de l'ARPU depuis le T1 2002, provient à 50 % des services voix et à 50 % des services non voix ;

– Pour les douze mois prenant fin en mars 2003, le revenu moyen par utilisateur des services non voix a augmenté de 30 %, pour atteindre 39 £, et représente 14,9 % du chiffre d'affaires réseau au Royaume-Uni. Pour le T1 2003 seul, les revenus non-voix représente 15,8 % du chiffre d'affaires réseau au Royaume-Uni ;

– Pour la période de douze mois prenant fin en mars 2003, le revenu moyen par utilisateur des services voix était de 224 £, soit une augmentation de 4,2 % par rapport au T1 2002 (trimestre où l'ARPU voix a atteint son point d'inflexion). Ces résultats nous confortent dans notre objectif d'atteindre une hausse de 5 % de l'ARPU voix au Royaume-Uni d'ici 2005.

– L'augmentation du revenu moyen voix reflète une augmentation de l'usage moyen global (de 137 minutes par mois au T1 2002 à 142 minutes au T1 2003) ainsi qu'une amélioration de la qualité moyenne du trafic acheminé.

Reste du Monde (5) : le chiffre d'affairs total du segment Reste du monde a dépassé 1 milliard d'euros sur le trimestre, soit une augmentation de 21 % sur le résultat pro forma du T1 2002 (incluant MobiNil et à taux de change constant). A taux de change réel, l'augmentation par rapport au chiffre d'affaires pro forma du T1 2002 (incluant MobiNil) est de 13,6 %.

La croissance du chiffre d'affaires réseau est plus forte encore, à 24 % (pro forma incluant MobiNil et à taux de change constant). Il a atteint 905 millions d'euros, grâce à la bonne performance générale de toutes les opérations.

— En Belgique, le chiffe d'affaires réseau de Mobistar a augmenté de 16 % pour atteindre 234 millions d'euros sur le trimestre ;

— Le chiffre d'affaires réseau d'Orange Suisse a augmenté de 26 % pour atteindre 177 millions d'euros sur le trimestre ;

— Orange Pays-Bas, qui a récemment adopté la marque Orange, a vu son chiffre d'affaires réseau augmenter de 21 %. Celui-ci a atteint 99 millions d'euros sur le trimestre ;

— En devise locale, MobiNil a considérablement augmenté son chiffre d'affaires réseau en Egypte. La croissance pro forma sous-jacente (à taux de change constant) est de 29 % plus élevée qu'au même trimestre l'année dernière. Toutefois, étant donné l'impact du taux de change, le chiffre d'affaires réseau a baissé de 9 % en euros, à raison d'un total de 88 millions d'euros.

Remarques :

(1) Bases de préparation : Effectif depuis le 1er juillet 2002, 71,25 % des données financières et opérationnelles de MobiNil sont consolidées proportionnellement avec celles du Reste du Monde et du Groupe Orange.

(2) Information pro forma :

(a) Prise en compte de MobiNil pour les données financières et opérationnelles du T1 2002.

Afin de permettre une comparaison pertinente de nos résultats avec ceux du T1 2002, toute référence ou comparaison avec les données du compte de résultats et certaines données opérationnelles (clients et ARPU annuel glissant) concernant le trimestre clos le 31 mars 2002 proviennent des informations pro forma calculées comme si MobiNil avait fait partie du groupe pour la période allant du 1er janvier 2002 au 31 mars 2002.

(b) Retraitement des données financières du T1 2002 en fonction du taux de change du T1 2003 (en plus de l'inclusion de MobiNil pour le trimestre clos le 31 mars 2002, voir note 2(a) ci-dessus).

Afin d'isoler l'impact des flucturations de taux de change, le compte de résultats pour le trimestre clos le 31 mars 2002 a été recalculé à taux de change constant (soit en appliquant le même taux de change que pour le T1 2003).

(3) Orange France inclut la France métropolitaine, Orange Caraïbe et Orange Réunion.

(4) Le revenu annuel moyen par client (« ARPU ») est calculé en divisant le chiffre d'affaires réseau (comprenant le trafic sortant, le trafic entrant, les frais d'accès au réseau, le roaming visiteurs et les services à valeur ajoutée) pour les 12 mois précédents par la moyenne pondérée du nombre de clients pendant la même période. La moyenne pondérée du nombre de clients pendant une période est la moyenne des moyennes mensuelles du nombre de clients pour la période. La moyenne mensuelle est la moyenne arithmétique du nombre de clients en début et en fin de mois divisée par deux. L'ARPU est exprimé comme un chiffre d'affaires annuel par client. Orange France (métropolitaine) ne perçoit actuellement pas de revenus des autres opérateurs mobiles français pour les appels passés à partir de leurs réseaux et qui aboutissent sur le réseau (métropolitain) d'Orange France, comme cela est le cas dans d'autres marchés, notamment au Royaume-Uni. Par conséquent, les ARPU en France et au Royaume-Uni ne sont pas directement comparables.

(5) Comprend tous les clients de toutes les filiales majoritaires ayant des activités de télécommunications mobiles, en dehors de la France et du Royaume-Uni, à l'exclusion des clients des entités dans lesquelles le groupe ne détient que des intérêts minoritaires, telles que Wind ou TA Orange, ni les clients des filiales de fourniture de services telles que le précédant fournisseur de services britannique du groupe.

(6) Le chiffre d'affaires réseau comprend le trafic sortant, le trafic entrant, les frais d'accès au réseau, le roaming visiteurs et les services à valeur ajoutée.

(7) Avant le 1er octobre 2002, les revenus des appels entrants dus à des clients ayant quitté Orange UK pour l'un des autres réseaux au Royaume-Uni, tout en conservant leurs numéros Orange (portabilité du numéro de mobile ou « MNP »), ont été inclus dans le calcul de l'ARPU global et de l'ARPU des clients contrat d'Orange UK. A partir du 1er octobre 2002, ces revenus ont été exclus du chiffre d'affaires réseau d'Orange UK et par conséquent, de l'ARPU global et de l'ARPU des clients contrat.

(8) La consommation mensuelle moyenne par client (« AUPU ») est calculée en divisant la consommation totale en minutes sur les 12 derniers mois (appels sortants, appels entrants et roaming) par la moyenne pondérée du nombre de clients sur la même période. L'AUPU est exprimé, en minutes, en consommation mensuelle par client.

42303

L'OREAL

Société anonyme au capital de 135 212 432 €.
Siège administratif : 41, rue Martre, 92117 Clichy.
Siège social : 14, rue Royale, 75008 Paris.
632 012 100 R.C.S. Paris.

Chiffre d'affaires consolidé à fin mars 2003.

	2003	2002
Premier trimestre :		
Cosmétique	3 609,2	3 641,0
Dermatologie	70,8	80,9
Autres	3,6	3,6
Total premier trimestre	3 683,6	3 725,5

1°) La croissance du chiffre d'affaires du groupe L'Oréal à fin mars 2003 en données publiées est de – 1,1 %.

Les effets monétaires ont eu un impact de – 11,7 %.

Les effets nets de changement de structure ont été de 0,2 %.

A données comparables, c'est-à-dire à structure et taux de change identiques, la croissance du chiffre d'affaires consolidé du groupe L'Oréal est de 10,4 %.

2°) L'évolution du chiffre d'affaires « Cosmétique » est de – 0,9 % à données publiées et de 10,5 % à données comparables.

3°) Le chiffre d'affaires consolidé est calculé avec les cours moyens de fin de période retenus pour l'établissement des comptes à cette date.

Les chiffres du tableau ci-dessus représentent la somme des ventes faites à des tiers par L'Oréal et ses filiales françaises et étrangères.

41863

1st Quarter	**2003**	**2002**
Cosmetics	3,609.2	3,641.0
Dermatology	70.8	80.9
other	3.6	3.6
Total 1st Quarter	**3,683.6**	**3,725.5**

1) On the 31st March 2003, L'OREAL's first 3 months sales growth is –1.1 % on consolidated figures.
   The effect of currency fluctuations was negative at –11.7 %. The net effect of changes in the consolidation structure was 0.2 %. On a comparable basis, that is to say with an identical structure and exchange rates, the L'OREAL Group's sales increased by 10.4 %

2) « Cosmetics » sales fell by –0.9 % on consolidated figures and rose by 10.5 % excluding exchange rate fluctuations.

3) The consolidated sales are calculated using the average monthly rates adopted for consolidated financial statements at the applicable date.
   The figures in the above table reflect the total sales made to third parties by L'OREAL and its French and foreign subsidiaries.